Exhibit 99.1

AETERNA zentaris announces completion of patient recruitment In Dose-finding pediatric study of Macimorelin

– Study P01 is the first of two studies as agreed with the EMA in the Company’s Pediatric Investigation Plan for macimorelin as a growth hormone deficiency diagnostic –

– Study P01 final study results expected in Q2 2020 –

CHARLESTON, S.C., Jan. 28, 2020 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company engaged in commercializing novel pharmaceutical therapies, today announced the successful completion of patient recruitment for the first pediatric study of macimorelin as a growth hormone stimulation test for the evaluation of growth hormone deficiency (“GHD”) in children. This study, AEZS-130-P01 (“Study P01”), is the first of two studies as agreed with the European Medicines Agency (“EMA”) in the Company’s Pediatric Investigation Plan (“PIP”) for macimorelin. Macimorelin, a ghrelin agonist, is an orally active small molecule that stimulates the secretion of growth hormone from the pituitary gland into the circulatory system.

The goal of Study P01 is to establish a dose that can both be safely administered to pediatric patients and cause a clear rise in growth hormone concentration in subjects ultimately diagnosed as not having GHD. The recommended dose derived from Study P01 will be evaluated in the pivotal second study AEZS-130-P02 on diagnostic efficacy and safety. Study P01 is an international, multicenter study which is being conducted in Hungary, Poland, Ukraine, Serbia, and Russia.

Dr. Nicola Ammer, Chief Medical Officer of Aeterna, commented, “We are pleased to have completed patient recruitment in this important study for the pediatric development of macimorelin. In all dosing cohorts of Study P01, macimorelin administration was completed safely at the end of December 2019.”

Study P01 is an open label, group comparison, dose escalation trial designed to investigate the safety, tolerability, and pharmacokinetic/pharmacodynamic (“PK/PD”) of macimorelin acetate after ascending single oral doses of macimorelin at 0.25, 0.5, and 1.0 mg per kg body weight in pediatric patients from 2 to less than 18 years of age with suspected GHD. The Company enrolled a total of 24 pediatric patients across the three cohorts of the study.

“The completion of patient recruitment in Study P01 represents a significant milestone and an important step in the pediatric development of macimorelin in this important patient population. We are looking forward to the successful completion of Study P01 and expect to report final results in the second quarter of 2020,” said Dr. Klaus Paulini, Chief Executive Officer of Aeterna.

Per study protocol, all enrolled patients will complete four study visits after successful completion of the screening period. At Visit 1 and Visit 3, a provocative GH stimulation test will be conducted according to the study sites’ local practices. At Visit 2, the macimorelin test will be performed: following the oral administration of the macimorelin solution, blood samples will be taken at predefined times for PK/PD assessment. Visit 4 is a safety follow-up visit at study end.

For more information about Study P01, please visit EU Clinical Trials Register and reference EudraCT #2018-001988-23.

About Macimorelin

Macimorelin, a ghrelin agonist, is an orally-active small molecule that stimulates the secretion of growth hormone from the pituitary gland. Stimulated growth hormone levels are measured in blood samples after oral administration of Macimorelin for the assessment of GHD.

In December 2017, the United States Food and Drug Administration (“FDA”) granted Aeterna Zentaris marketing approval for macimorelin to be used in the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macrilen™ has been granted Orphan Drug designation by the FDA for diagnosis of AGHD. In January 2019, the European Commission granted marketing authorization for macimorelin to Aeterna Zentaris for diagnosis of growth hormone deficiency in adults. In March 2017, the Pediatric Committee of the EMA agreed to the Company’s PIP for macimorelin, a prerequisite for filing a marketing authorization application for any new medicinal product in Europe.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company engaged in commercializing novel pharmaceutical therapies, principally through out-licensing arrangements. Aeterna Zentaris is the licensor and party to a license and assignment agreement with Novo Nordisk A/S to carry out joint development, manufacturing, registration, regulatory, and supply chain for the commercialization of Macrilen™ (macimorelin), which is to be used in the diagnosis of patients with adult growth hormone deficiency in the United States and Canada. The clinical development of Macrilen™ (macimorelin) for pediatric use is ongoing. In addition, we are actively pursuing business development opportunities for macimorelin in the rest of the world and to monetize the value of our non-strategic assets. For more information, please visit the Company’s website at www.zentaris.com.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and Private Securities Litigation Reform Act, as amended, including those relating to the Company’s product development, clinical and regulatory timelines, market opportunity, competitive position, possible or assumed future results of operations, business strategies, potential growth opportunities and other statement that are predictive in nature. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry and markets in which we operate and management’s current beliefs and assumptions.

These statements may be identified by the use of forward-looking expressions, including, but not limited to, “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential, “predict,” “project,” “should,” “would” and similar expressions and the negatives of those terms. These statements relate to future events or our financial performance and involve known and unknown risks, uncertainties, and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those set forth in the Company’s filings with the Securities and Exchange Commission. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com